SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2016 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition.

Radio One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended September 30, 2016. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated November 3, 2016: Radio One, Inc. Reports Third Quarter Results.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

November 07, 2016

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

November 3, 2016
Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE
(301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS THIRD QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended September 30, 2016. Net revenue was approximately $110.9 million, a decrease of 4.3% from the same period in 2015. Broadcast and internet operating income[1] was approximately $43.0 million, an increase of 2.9% from the same period in 2015. The Company reported operating income of approximately $24.5 million for the three months ended September 30, 2016, compared to operating income of $7.1 million for the same period in 2015. Net loss was $423,000 or $0.01 per share (basic) compared to $18.1 million or $0.38 per share (basic) for the same period in 2015.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Despite softer than anticipated third quarter revenues, our continuing cost control measures helped to deliver positive Adjusted EBITDA for the quarter, and we re-affirm our guidance for Adjusted EBITDA in the range $133-$137 million for FY 2016. During the third quarter we signed a letter of intent for the sale of our FM towers, and we anticipate closing that transaction in the fourth quarter.

Based on Miller Kaplan, our radio clusters were down 6.4%, compared to the markets -3%. Total spot revenue for our radio clusters in the third quarter was -4.3% compared to prior year, a slight underperformance versus our markets, which were down 3.2%. The anticipated lift from political advertising revenue did not materialize in Q3, although we have subsequently seen a significant increase in political revenue as Election Day approaches. Our fourth quarter radio pacings are currently up approximately 3.6%. We have continued to eliminate unprofitable NTR events, which has helped mitigate the impact of lower radio revenues on the bottom line, and recently made a significant new hire for our local digital business which I believe will help us to grow that revenue stream over time: Mark Charnock, formerly SVP of Sales at Monster, has been recruited as Chief Digital Revenue Officer for the radio division and Reach Media.

Cable television revenues were impacted by audience under-delivery relative to our 2015/16 upfront rate card, but as we move into Q4 and the new broadcast year, we have course-corrected and this issue is not expected to recur. We anticipate high single digit advertising growth for TV One in the fourth quarter.

In order to better reflect the diversified media platform that we have built, effective January 2017, we will be renaming the company Urban One, Inc. Each entity will retain their current brands and names, so the radio stations will continue to roll-up under the Radio One brand, and the same applies to TV One, Interactive One and Reach Media."

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RESULTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
STATEMENT OF OPERATIONS	(unaudited)	(unaudited, as reclassified[2])	(unaudited)	(unaudited, as reclassified[2])
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 110,856	$ 115,893	$ 342,663	$ 341,477
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	32,093	32,785	96,789	98,667
Selling, general and administrative, excluding stock-based compensation	35,806	41,380	114,347	118,397
Corporate selling, general and administrative, excluding stock-based compensation	9,173	10,798	32,425	32,256
Stock-based compensation	782	1,016	2,319	3,795
Depreciation and amortization	8,469	8,277	25,723	26,345
Impairment of long-lived assets	-	14,545	-	14,545
Total operating expenses	86,323	108,801	271,603	294,005
Operating income	24,533	7,092	71,060	47,472
INTEREST INCOME	51	33	174	68
INTEREST EXPENSE	20,319	20,356	61,488	59,620
GAIN (LOSS) ON RETIREMENT OF DEBT	-	-	2,646	(7,091)
OTHER (INCOME) EXPENSE, net	(22)	(39)	(76)	246
Income (loss) before provision for income taxes and noncontrolling interest in income of subsidiaries	4,287	(13,192)	12,468	(19,417)
PROVISION FOR INCOME TAXES	4,307	4,439	8,265	22,911
CONSOLIDATED NET (LOSS) INCOME	(20)	(17,631)	4,203	(42,328)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	403	514	1,259	7,345
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (423)	$ (18,145)	$ 2,944	$ (49,673)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (423)	$ (18,145)	$ 2,944	$ (49,673)
Weighted average shares outstanding - basic[3]	47,481,004	48,220,262	48,066,267	47,963,763
Weighted average shares outstanding - diluted[4]	47,481,004	48,220,262	49,240,166	47,963,763

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	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
PER SHARE DATA - basic and diluted:	(unaudited)	(unaudited, as reclassified[2])	(unaudited)	(unaudited, as reclassified[2])
	(in thousands, except per share data)		(in thousands, except per share data)	
Consolidated net (loss) income attributable to common stockholders (basic)	$ (0.01)	$ (0.38)	$ 0.06	$ (1.04)
Consolidated net (loss) income attributable to common stockholders (diluted)	$ (0.01)	$ (0.38)	$ 0.06	$ (1.04)
SELECTED OTHER DATA				
Broadcast and internet operating income [1]	$ 42,957	$ 41,728	$ 131,527	$ 124,413
Broadcast and internet operating income margin (% of net revenue)	38.8%	36.0%	38.4%	36.4%
Broadcast and internet operating income reconciliation:				
Consolidated net (loss) income attributable to common stockholders	$ (423)	$ (18,145)	$ 2,944	$ (49,673)
Add back non-broadcast and internet operating income items included in consolidated net (loss) income:				
Interest income	(51)	(33)	(174)	(68)
Interest expense	20,319	20,356	61,488	59,620
Provision for income taxes	4,307	4,439	8,265	22,911
Corporate selling, general and administrative expenses	9,173	10,798	32,425	32,256
Stock-based compensation	782	1,016	2,319	3,795
(Gain) loss on retirement of debt	-	-	(2,646)	7,091
Other (income) expense, net	(22)	(39)	(76)	246
Depreciation and amortization	8,469	8,277	25,723	26,345
Noncontrolling interest in income of subsidiaries	403	514	1,259	7,345
Impairment of long-lived assets	-	14,545	-	14,545
Broadcast and internet operating income	$ 42,957	$ 41,728	$ 131,527	$ 124,413
Adjusted EBITDA[5]	$ 34,883	$ 33,025	$ 105,549	$ 96,559
Adjusted EBITDA reconciliation:				
Consolidated net (loss) income attributable to common stockholders:	$ (423)	$ (18,145)	$ 2,944	$ (49,673)
Interest income	(51)	(33)	(174)	(68)
Interest expense	20,319	20,356	61,488	59,620
Provision for income taxes	4,307	4,439	8,265	22,911
Depreciation and amortization	8,469	8,277	25,723	26,345
EBITDA	$ 32,621	$ 14,894	$ 98,246	$ 59,135
Stock-based compensation	782	1,016	2,319	3,795
(Gain) loss on retirement of debt	-	-	(2,646)	7,091
Other (income) expense, net	(22)	(39)	(76)	246
Noncontrolling interest in income of subsidiaries	403	514	1,259	7,345
Employment Agreement Award and incentive plan award expenses	1,027	961	5,802	2,423
Severance-related costs*	72	1,134	645	1,979
Impairment of long-lived assets	-	14,545	-	14,545
Adjusted EBITDA	$ 34,883	$ 33,025	$ 105,549	$ 96,559

*The Company has modified the definition of Adjusted EBITDA for the inclusion of severance-related costs.
All prior periods have been reclassified to conform to the current period presentation.

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	September 30, 2016	December 31, 2015
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 72,174	$ 67,376
Intangible assets, net	1,025,589	1,042,956
Total assets	1,359,529	1,346,524
Total debt (including current portion, net of original issue discount and issuance costs)	1,005,783	1,024,337
Total liabilities	1,413,591	1,407,062
Total deficit	(66,066)	(71,824)
Redeemable noncontrolling interest	12,004	11,286

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2015 Credit Facility, net of original issue discount and issuance costs of approximately $9.1 million (subject to variable rates) *(a)*	$ 336,494	5.14%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of approximately $2.4 million (fixed rate)	312,550	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $5.1 million (fixed rate)	344,867	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended September 30,		$ Change	% Change
	2016	2015		
	(Unaudited)			
	(in thousands)			
Net Revenue:				
Radio Advertising	$ 52,475	$ 55,509	$ (3,034)	-5.5%
Political Advertising	477	413	64	15.5%
Digital Advertising	6,343	6,857	(514)	-7.5%
Cable Television Advertising	20,831	22,069	(1,238)	-5.6%
Cable Television Affiliate Fees	25,822	25,502	320	1.3%
Event Revenues & Other	4,908	5,543	(635)	-11.5%
Net Revenue (as reported)	$ 110,856	$ 115,893	$ (5,037)	-4.3%

Net revenue decreased to approximately $110.9 million for the quarter ended September 30, 2016, from approximately $115.9 million for the same period in 2015, a decrease of 4.3%. Net revenues from our radio broadcasting segment decreased 6.2% for the quarter ended September 30, 2016, versus the same period in 2015. We experienced net revenue growth most significantly in our Charlotte, Richmond and Washington D.C. markets; however, this growth was offset by declines in other markets (with Columbus, Detroit, Philadelphia, and Houston experiencing the most significant declines). Reach Media's net revenues decreased 7.1% in the third quarter 2016, compared to the same period in 2015 due primarily to lower advertising and events revenue. We recognized approximately $46.8 million of revenue from our cable television segment during the three months ended September 30, 2016, compared to approximately $47.6 million for the same period in 2015, the decrease was primarily from lower advertising sales. Finally, net revenues for our internet business decreased 2.3% for the three months ended September 30, 2016, compared to the same period in 2015 due primarily to decreases in alliance and indirect revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $77.1 million for the quarter ended September 30, 2016, down 9.3% from the approximately $85.0 million incurred for the comparable quarter in 2015. There were decreases in all major operating expense categories, most significantly from selling, general and administrative expenses as well as corporate selling, general and administrative expenses. The decreased expenses were primarily driven by our cable television and radio broadcasting segments. The cable television segment incurred higher marketing and promotional expenses in the prior period related to advertising and promoting a new original program, as well as higher employee compensation costs in the prior period. Our radio broadcasting segment's lower expenses were driven by various cost cutting measures, including eliminating unprofitable events, lower music licensing costs and lower contractual costs.

Depreciation and amortization expense increased to approximately $8.5 million compared to approximately $8.3 million for the quarter ended September 30, 2015.

During the quarter ended September 30, 2015, the Company identified a triggering event to perform a goodwill interim impairment analysis on the Interactive One reporting unit. The Company recorded a goodwill impairment charge related to Interactive One of approximately $14.5 million during the quarter ended September 30, 2015.

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Interest expense decreased to approximately $20.3 million for the quarter ended September 30, 2016, compared to approximately $20.4 million for the same period in 2015. On April 17, 2015, the Company's 2011 Credit Agreement, and TV One notes were paid off, with balances of $367.6 million and $119.0 million, respectively. The payoffs were achieved by the Company entering into its new $350.0 million 2015 Credit Facility, issuing the 2022 Notes in an aggregate principal amount of $350.0 million and the Comcast Note in the aggregate principal amount of approximately $11.9 million. The Company made cash interest payments of approximately $19.8 million on its outstanding debt for the quarter ended September 30, 2016, compared to cash interest payments of approximately $23.8 million on all outstanding instruments for the quarter ended September 30, 2015.

The provision for income taxes for the quarter ended September 30, 2016 was approximately $4.3 million and $4.4 million for the comparable period in 2015, with the change primarily attributable to the deferred tax liability ("DTL") for indefinite-lived intangible assets. The change in taxes was primarily due to the completion of tax amortization from previously acquired indefinite-lived intangible assets and provision to return adjustments to the state effective rate. The Company paid $39,000 and $3,000 in taxes for the quarters ended September 30, 2016 and 2015, respectively.

The decrease in noncontrolling interests in income of subsidiaries was due to lower net income generated by Reach Media.

Other pertinent financial information includes capital expenditures of approximately $1.6 million and $1.5 million for the quarters ended September 30, 2016 and 2015, respectively. As of September 30, 2016, the Company had total debt (net of cash balances and original issue discount) of approximately $933.6 million. During the three months ended September 30, 2016, the Company repurchased 619,418 shares of Class D common stock in the aggregate amount of approximately $1.9 million. During the nine months ended September 30, 2016, the Company repurchased 1,255,592 shares of Class D common stock in the aggregate amount of approximately $3.0 million. The Company, in connection with its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the nine months ended September 30, 2016, the Company repurchased 330,111 shares of Class D common stock, to satisfy employee tax obligations, in the amount of $568,000. During the nine months ended September 30, 2015, the Company repurchased 345,293 shares of Class D common stock, to satisfy employee tax obligations, in the amount of approximately $1.4 million. There were no stock repurchases made during the three month period ended September 30, 2015.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and nine months ended September 30, 2016 and 2015 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts.

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| | Three Months Ended September 30, 2016 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 110,856	$ 47,703	$ 12,530	$ 5,374	$ 46,822	$ (1,573)
OPERATING EXPENSES:						
Programming and technical	32,093	8,405	5,706	1,958	17,163	(1,139)
Selling, general and administrative	35,806	19,314	4,291	3,480	9,154	(433)
Corporate selling, general and administrative	9,173	-	415	-	2,279	6,479
Stock-based compensation	782	49	11	-	-	722
Depreciation and amortization	8,469	1,035	59	417	6,559	399
Total operating expenses	86,323	28,803	10,482	5,855	35,155	6,028
Operating income (loss)	24,533	18,900	2,048	(481)	11,667	(7,601)
INTEREST INCOME	51	-	-	-	-	51
INTEREST EXPENSE	20,319	330	-	-	1,919	18,070
OTHER INCOME, net	(22)	(16)	-	-	-	(6)
Income (loss) before provision for income taxes and noncontrolling interest in income of subsidiaries	4,287	18,586	2,048	(481)	9,748	(25,614)
PROVISION FOR INCOME TAXES	4,307	4,211	35	12	49	-
CONSOLIDATED NET (LOSS) INCOME	(20)	14,375	2,013	(493)	9,699	(25,614)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	403	-	-	-	-	403
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (423)	$ 14,375	$ 2,013	$ (493)	$ 9,699	$ (26,017)
Adjusted EBITDA[5]	$ 34,883	$ 20,052	$ 2,118	$ (64)	$ 18,230	$ (5,453)

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		Three Months Ended September 30, 2015					
		(in thousands, unaudited, as reclassified2)					
		Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:							
NET REVENUE	$	115,893	$ 50,880	$ 13,486	$ 5,503	$ 47,571	$ (1,547)
OPERATING EXPENSES:							
Programming and technical		32,785	10,199	5,729	1,955	16,089	(1,187)
Selling, general and administrative		41,380	21,567	4,518	3,457	12,819	(981)
Corporate selling, general and administrative		10,798	-	814	-	3,079	6,905
Stock-based compensation		1,016	67	-	15	-	934
Depreciation and amortization		8,277	1,145	(394)	446	6,554	526
Impairment of long-lived assets		14,545	-	-	14,545	-	-
Total operating expenses		108,801	32,978	10,667	20,418	38,541	6,197
Operating income (loss)		7,092	17,902	2,819	(14,915)	9,030	(7,744)
INTEREST INCOME		33	-	-	-	-	33
INTEREST EXPENSE		20,356	305	-	-	1,919	18,132
OTHER INCOME, net		(39)	(3)	-	-	-	(36)
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries		(13,192)	17,600	2,819	(14,915)	7,111	(25,807)
PROVISION FOR INCOME TAXES		4,439	4,385	54	-	-	-
CONSOLIDATED NET (LOSS) INCOME		(17,631)	13,215	2,765	(14,915)	7,111	(25,807)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		514	-	-	-	-	514
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(18,145)	$ 13,215	$ 2,765	$ (14,915)	$ 7,111	$ (26,321)
Adjusted EBITDA5	$	33,025	$ 19,289	$ 2,425	$ 130	$ 15,946	$ (4,765)

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| | Nine Months Ended September 30, 2016 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 342,663	$ 145,597	$ 42,328	$ 15,668	$ 143,858	$ (4,788)
OPERATING EXPENSES:						
Programming and technical	96,789	28,374	17,284	5,653	48,896	(3,418)
Selling, general and administrative	114,347	60,200	16,010	10,110	29,398	(1,371)
Corporate selling, general and administrative	32,425	-	2,491	-	7,594	22,340
Stock-based compensation	2,319	188	31	6	-	2,094
Depreciation and amortization	25,723	3,256	148	1,299	19,664	1,356
Total operating expenses	271,603	92,018	35,964	17,068	105,552	21,001
Operating income (loss)	71,060	53,579	6,364	(1,400)	38,306	(25,789)
INTEREST INCOME	174	-	-	-	-	174
INTEREST EXPENSE	61,488	1,001	-	-	5,756	54,731
GAIN ON RETIREMENT OF DEBT	2,646	-	-	-	-	2,646
OTHER INCOME, net	(76)	(22)	-	-	-	(54)
Income (loss) before provision for income taxes and noncontrolling interest in income of subsidiaries	12,468	52,600	6,364	(1,400)	32,550	(77,646)
PROVISION FOR INCOME TAXES	8,265	8,056	109	32	68	-
CONSOLIDATED NET INCOME (LOSS)	4,203	44,544	6,255	(1,432)	32,482	(77,646)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,259	-	-	-	-	1,259
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 2,944	$ 44,544	$ 6,255	$ (1,432)	$ 32,482	$ (78,905)
Adjusted EBITDA[5]	$ 105,549	$ 57,563	$ 6,605	$ (86)	$ 57,970	$ (16,503)

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| | Nine Months Ended September 30, 2015 | | | | | |
| | (in thousands, unaudited, as reclassified[2]) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 341,477	$ 149,093	$ 42,508	$ 15,763	$ 138,898	$ (4,785)
OPERATING EXPENSES:						
Programming and technical	98,667	30,645	17,000	6,255	48,270	(3,503)
Selling, general and administrative	118,397	66,030	15,910	10,034	29,563	(3,140)
Corporate selling, general and administrative	32,256	-	3,131	-	9,515	19,610
Stock-based compensation	3,795	206	-	53	-	3,536
Depreciation and amortization	26,345	3,469	137	1,559	19,600	1,580
Impairment of long-lived assets	14,545	-	-	14,545	-	-
Total operating expenses	294,005	100,350	36,178	32,446	106,948	18,083
Operating income (loss)	47,472	48,743	6,330	(16,683)	31,950	(22,868)
INTEREST INCOME	68	-	-	-	(93)	161
INTEREST EXPENSE	59,620	915	-	-	7,212	51,493
LOSS ON RETIREMENT OF DEBT	(7,091)	-	-	-	-	(7,091)
OTHER EXPENSE, net	246	52	-	-	92	102
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(19,417)	47,776	6,330	(16,683)	24,553	(81,393)
PROVISION FOR INCOME TAXES	22,911	22,796	115	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(42,328)	24,980	6,215	(16,683)	24,553	(81,393)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	7,345	-	-	-	-	7,345
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (49,673)	$ 24,980	$ 6,215	$ (16,683)	$ 24,553	$ (88,738)
Adjusted EBITDA[5]	$ 96,559	$ 53,254	$ 6,470	$ (451)	$ 52,049	$ (14,763)

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Radio One, Inc. will hold a conference call to discuss its results for third fiscal quarter of 2016. The conference call is scheduled for Thursday, November 03, 2016 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-800-288-8968; international callers may dial direct (+1) 612-332-0335.

A replay of the conference call will be available from 12:00 p.m. EDT November 03, 2016 until 11:59 p.m. EDT November 05, 2016. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 404385. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 56 stations in 16 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1   "Broadcast and internet operating income" consists of net income (loss) before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, and interest income. Broadcast and internet operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and internet operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and internet operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and internet operating income is similar to our historic use of station operating income, however, reflects our more diverse business and, therefore, may not be similar to "station operating income" or other similarly titled measures used by other companies. Broadcast and internet operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and internet operating income has been provided in this release.

2   Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no effect on previously reported consolidated net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "As Reclassified."

3   For the three months ended September 30, 2016 and 2015, Radio One had 47,481,004 and 48,220,262 shares of common stock outstanding on a weighted average basis (basic), respectively. For the nine months ended September 30, 2016 and 2015, Radio One had 48,066,267 and 47,963,763 shares of common stock outstanding on a weighted average basis (basic), respectively.

4   For the three months ended September 30, 2016 and 2015, Radio One had 47,481,004 and 48,220,262 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock options), respectively. For the nine months ended September 30, 2016 and 2015, Radio One had 49,240,165 and 47,963,763 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock options), respectively.

5   "Adjusted EBITDA" consists of net income (loss) plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, Employment Agreement and incentive plan award expenses, severance-related costs, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the measures for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, internet and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.